Filed Pursuant to Rule 433

Registration Statement No. 333-163671

September 29, 2010

Relating to Prospectus Supplement dated September 20, 2010

THE REPUBLIC OF THE PHILIPPINES ANNOUNCES THE RESULTS

OF ITS GLOBAL BOND OFFERING

The Republic of the Philippines (the “Republic”) announced today, the results of its invitation (the “invitation”) to the holders of its 8.375% Bonds due 2011 (“2011 Bonds”), 9.0% Bonds due 2013 (“2013 Bonds”), 8.25% Bonds due 2014 (“2014 Bonds”), 8.875% Bonds due 2015 (“2015 Bonds”), 8.0% Bonds due January 2016 (“January 2016 Bonds”), 8.75% Bonds due October 2016 (“October 2016 Bonds”) and 9.375% Bonds due 2017 (“2017 Bonds,” and together with the 2011 Bonds, 2013 Bonds, 2014 Bonds, 2015 Bonds, January 2016 Bonds and October 2016 Bonds, the “Group A Bonds”) to submit offers to exchange each series of Group A Bonds for newly issued U.S. dollar-denominated Global Bonds due 2021 (“New 2021 Bonds”) or reopened 6.375% Global Bonds due 2034 (“Reopened 2034 Bonds”), and to the holders of its 9.875% Bonds due January 2019 (“January 2019 Bonds”), 8.375% Bonds due June 2019 (“June 2019 Bonds”), 7.5% Bonds due September 2024 (“September 2024 Bonds”), 9.5% Bonds due October 2024 (“October 2024 Bonds”), 10.625% Bonds due 2025 (“2025 Bonds”), 9.5% Bonds due 2030 (“2030 Bonds”) and 7.75% Bonds due 2031 (“2031 Bonds,” and together with the January 2019 Bonds, June 2019 Bonds, September 2024 Bonds, October 2024 Bonds, 2025 Bonds and 2030 Bond, the “Group B Bonds”) to submit offers to exchange Group B Bonds for Reopened 2034 Bonds (the Group A Bonds and Group B Bonds are collectively referred to as the “old bonds,” and the New 2021 Bonds and the Reopened 2034 Bonds are collectively referred to as the “new global bonds”).

The Republic also announced that it will issue $200,000,000 in aggregate principal amount of New 2021 Bonds for cash (the “cash offering” and, together with the invitation, the “global bond offering”).

The global bond offering commenced on September 20, 2010, on the terms and subject to the conditions described in the prospectus supplement dated September 20, 2010 (the “prospectus supplement”) and the accompanying prospectus dated December 23, 2009 (the “prospectus”). The invitation expired at 5:00 P.M., New York City time, on September 28, 2010. The scheduled settlement date for the global bond offering is October 6, 2010 (the “settlement date”).

The securities codes for the old bonds are:

Series	ISIN	CUSIP	Maturity Date
Group A Bonds

8.375% Bonds due 2/15/2011 (“2011 Bonds”)	US718286AV96	718286AV9	February 15, 2011
9.000% Bonds due 2/15/2013 (“2013 Bonds”)	US718286AT41	718286AT4	February 15, 2013
8.250% Bonds due 1/15/2014 (“2014 Bonds”)	US718286AU14	718286AU1	January 15, 2014
8.875% Bonds due 3/17/2015 (“2015 Bonds”)	US718286AW79	718286AW7	March 17, 2015
8.000% Bonds due 1/15/2016 (“January 2016 Bonds”)	US718286BA41	718286BA4	January 15, 2016
8.750% Bonds due 10/7/2016 (“October 2016 Bonds”)	US718286AC16(1) USY6972CAJ63(2)	718286AC1(3)	October 7, 2016
9.375% Bonds due 1/18/2017 (“2017 Bonds”)	US718286AQ02	718286AQ0	January 18, 2017

Group B Bonds

9.875% Bonds due 1/15/2019 (“January 2019 Bonds”)	US718286AK32	718286AK3	January 15, 2019
8.375% Bonds due 6/17/2019 (“June 2019 Bonds”)	US718286BE62	718286BE6	June 17, 2019

7.500% Bonds due 9/25/2024 (“September 2024 Bonds”)	US718286BC07	718286BC0	September 25, 2024
9.500% Bonds due 10/21/2024 (“October 2024 Bonds”)	US718286AL15	718286AL1	October 21, 2024
10.625% Bonds due 3/16/2025 (“2025 Bonds”)	US718286AP29	718286AP2	March 16, 2025
9.500% Bonds due 2/2/2030 (“2030 Bonds”)	US718286AY36	718286AY3	February 2, 2030
7.750% Bonds due 1/14/2031 (“2031 Bonds”)	US718286BB24	718286BB2	January 14, 2031

(1)	ISIN corresponding to restricted global bonds of this series.
(2)	ISIN corresponding to Regulation S global bonds of this series.
(3)	CUSIP corresponding to restricted global bonds of this series.

I.	New Global Bond Terms

The New 2021 Bonds issued pursuant to the global bond offering will have the following terms:

•	Coupon: 4.000%

•	Final Maturity Date: January 15, 2021

•	Reference Yield: 2.541%

•	New Issue Spread: 1.55%

•	New Issue Yield: 4.091%

•	New Issue Price per $1,000 in principal amount: $992.48

The Republic expects to issue approximately U.S.$ 2,241,744,000 aggregate principal amount of New 2021 Bonds pursuant to the global bond offering, including approximately U.S.$2,041,744,000 aggregate principal amount of New 2021 Bonds pursuant to the invitation, and approximately U.S.$200,000,000 aggregate principal amount of New 2021 Bonds pursuant to the cash offering. The New 2021 Bonds will have a short first coupon, the first interest payment will be made on January 15, 2011, in respect of the period from (and including) the settlement date to (but excluding) January 15, 2011.

The Reopened 2034 Bonds issued pursuant to the global bond offering will have the following terms:

•	Coupon: 6.375%

•	Final Maturity Date: October 23, 2034

•	Reference Yield: 3.676%

•	Reopening Spread: 1.60%

•	Reopening Yield: 5.276%

•	Reopening Price per $1,000 in principal amount: $1,148.79

The Republic expects to issue approximately U.S. $949,615,000 aggregate principal amount of Reopened 2034 Bonds pursuant to the invitation. The Reopened 2034 Bonds will have a short first coupon, the first interest payment will be made on October 23, 2010, in respect of the period from (and including) the settlement date to (but excluding) October 23, 2010, and will be payable to the persons who are registered holders of the Reopened 2034 Bonds at the close of business on the settlement date.

The Reopened 2034 Bonds constitute a further issuance of, and on October 24, 2010 will become fungible with and be consolidated and form a single series with, the 6.375% Global Bonds due 2034 issued by the Republic on October 23, 2009 in the amount of $1,000,000,000 and reopened on January 13, 2010, in the amount of $850,000,000. Prior to October 24, 2010 the Reopened 2034 Bonds will bear different securities codes and trade separately from those previously issued 6.375% Global Bonds due 2034. Upon issuance, the Reopened 2034 Bonds will rank pari passu with the previously issued 6.375% Global Bonds due 2034 in all respects.

II.	Results of Invitation

A total of U.S. $4,446,955,000 in principal amount of old bonds were submitted pursuant to the invitation.

(a) The old bond price and the old bond exchange value for each series of old bonds and the special cash payment amounts for each of the 2030 Bonds and the 2031 Bonds are listed in the table below:

Old Bonds	Reference Yield (%)	Fixed Spread / Relative Spread (%)	Exchange Yield (%)	Old Bond Price *	Special Cash Payment *	Old Bond Exchange Value *
Group A Bonds

2011 Bonds	0.349	0.05	0.399	$1,028.52	0	$1,028.52
2013 Bonds	0.690	0.25	0.940	$1,187.53	0	$1,187.53
2014 Bonds	0.940	0.70	1.640	$1,209.89	0	$1,209.89
2015 Bonds	1.304	0.70	2.004	$1,290.94	0	$1,290.94
January 2016 Bonds	1.559	0.70	2.259	$1,283.93	0	$1,283.93
October 2016 Bonds	1.767	0.73	2.497	$1,346.57	0	$1,346.57
2017 Bonds	1.836	0.90	2.736	$1,380.80	0	$1,380.80

Group B Bonds

January 2019 Bonds	5.276	-1.65	3.626	$1,443.19	0	$1,443.19
June 2019 Bonds	5.276	-1.55	3.726	$1,342.57	0	$1,342.57
September 2024 Bonds	5.276	-0.93	4.346	$1,310.17	0	$1,310.17
October 2024 Bonds	5.276	-0.73	4.546	$1,510.01	0	$1,510.01
2025 Bonds	5.276	-0.58	4.696	$1,616.74	0	$1,616.74
2030 Bonds	5.276	-0.18	5.096	$1,537.22	207.00	$1,330.22
2031 Bonds	5.276	-0.16	5.116	$1,329.84	167.00	$1,162.84

*	Per $1,000 in principal amount

(b) The exchange ratio, pro-ration factor, preliminary estimate of principal amount of each series of Group A Bonds accepted in exchange for New 2021 Bonds and preliminary estimate of principal amount of New 2021 Bonds issued in exchange are listed in the table below:

Old Bonds	Exchange Ratio into New 2021 Bonds	Pro-Ration Factor for Exchange into New 2021	Principal Amount of Old Bond Accepted for Exchange into New 2021 Bonds (in thousands)	Principal Amount of New 2021 Bonds Issued in Exchange ( in thousands)
2011 Bonds	1.0363	100%	$198,227	$205,422
2013 Bonds	1.1965	100%	$144,437	$172,818
2014 Bonds	1.2191	100%	$390,484	$476,039
2015 Bonds	1.3007	75%	$264,757	$344,370
January 2016 Bonds	1.2937	100%	$605,380	$783,180
October 2016 Bonds	1.3568	100%	$44,158	$59,913
2017 Bonds	1.3913	0	$0	$0

(c) The exchange ratio, pro-ration factor, preliminary estimate of principal amount of each series of old bonds accepted in exchange for Reopened 2034 Bonds and preliminary estimate of principal amount of Reopened 2034 Bonds issued in exchange are listed in the table below:

Old Bonds	Exchange Ratio into Reopened 2034 Bonds	Pro-Ration Factor for Exchange into Reopened 2034 Bonds	Principal Amount of Old Bonds Accepted for Exchange into Reopened 2034 Bonds (in thousands)	Principal Amount of Reopened 2034 Bonds Issued in Exchange (in thousands)
Group A Bonds
2011 Bonds	0.8953	100%	$17,072	$15,284
2013 Bonds	1.0337	100%	$4,092	$4,229
2014 Bonds	1.0532	100%	$17,144	$18,056
2015 Bonds	1.1237	100%	$11,370	$12,776
January 2016 Bonds	1.1176	100%	$86,893	$97,111
October 2016 Bonds	1.1722	100%	$21,589	$25,306
2017 Bonds	1.2020	100%	$24,367	$29,289

Group B Bonds
January 2019 Bonds	1.2563	100%	$99,287	$124,734
June 2019 Bonds	1.1687	100%	$261,242	$305,313
September 2024 Bonds	1.1405	0%	$0	$0
October 2024 Bonds	1.3144	0%	$0	$0
2025 Bonds	1.4073	100%	$225,619	$317,513
2030 Bonds	1.1579	0%	$0	$0
2031 Bonds	1.0122	0%	$0	$0

(d) The aggregate principal amount of old bonds outstanding prior to the settlement of the global bond offering and the preliminary estimate of the aggregate principal amount of old bonds to be outstanding after the settlement of the global bond offering are listed in the table below:

Old Bond	Principal Amount of Old Bonds Outstanding prior to Settlement of the Global Bond Offering (in thousands)	Principal Amount of Old Bonds Accepted into Exchange (in thousands)	Principal Amount of Old Bonds Outstanding after Settlement of the Global Bond Offering (in thousands)
Group A Bonds
2011 Bonds	$1,484,215	$215,299	$1,268,916
2013 Bonds	$948,383	$148,529	$799,854
2014 Bonds	$1,601,622	$407,628	$1,193,994
2015 Bonds	$976,414	$276,127	$700,287
January 2016 Bonds	$1,300,000	$692,273	$607,727
October 2016 Bonds	$629,703	$65,747	$563,956
2017 Bonds	$822,381	$24,367	$798,014

Group B Bonds
January 2019 Bonds	$962,468	$99,287	$863,181
June 2019 Bonds	$1,500,000	$261,242	$1,238,758
September 2024 Bonds	$774,204	$0	$774,204
October 2024 Bonds	$480,406	$0	$480,406
2025 Bonds	$1,854,744	$225,619	$1,629,125
2030 Bonds	$2,000,000	$0	$2,000,000
2031 Bonds	$2,384,506	$0	$2,384,506

The definitive amounts of new global bonds to be issued and old bonds to be exchanged remain subject to final confirmation by the information and exchange agent.

On the settlement date, each holder exchanging old bonds for new global bonds will receive a cash payment in respect of any accrued and unpaid interest on the old bonds accepted for exchange during the period from and including the last interest payment date with respect to such old bonds up to but not including the settlement date. Each holder exchanging old bonds for new global bonds may also receive at settlement an amount in cash in U.S. dollars due to rounding of the principal amount of new global bonds issuable to such holder downward to the nearest $1,000 (subject to minimum denominations of $100,000).

Application has been made to admit the new global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the EuroMTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the new global bonds is not conditioned on obtaining the listings.

The invitation was made solely pursuant to the prospectus supplement and the prospectus. The prospectus and the prospectus supplement may be accessed through the following hyperlink: http://www.sec.gov/Archives/edgar/data/1030717/000119312510212607/d424b3.htm

The Republic has filed a registration statement (including the prospectus) and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (file no. 333-163671), the prospectus supplement filed pursuant to such registration statement, and other documents that the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Republic, the joint dealer managers, or the information and exchange agent will arrange to send you the prospectus supplement and the prospectus if you request them by calling any of Citigroup Global Markets Inc. toll-free (in the U.S.) at (800) 558-3745, The Hongkong and Shanghai Banking Corporation Limited toll-free (in the U.S.) at (888) 472-2456, UBS AG toll-free (in the U.S.) at (888) 719-4210 and the information and exchange agent Bondholder Communications Group, LLC at (UK) +44 (0) 207 382 4580, (US) +1 (212) 809 2663 or toll free (in the U.S.) at +1 (888) 385 2663, or you may download the prospectus supplement and the prospectus at the invitation website www.bondcom.com/rop.

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States of America

Toll free in the U.S.: (800) 558 3745

International/collect: 1(212) 723 6108

Hong Kong: (852) 2501 2552

The Hongkong and Shanghai Banking

Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Toll free in the U.S.: (888) 472 2456

International/collect: 1(212) 525 5552

London: (44) 20 7991 5874

Hong Kong: (852) 2822 4100

UBS AG 52/F Two International Finance Center 8 Finance Street Hong Kong Toll free in the U.S.: (888) 719 4210 International/collect: 1(203) 719 4210 Hong Kong: (852) 2971 7916